SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                                              Commission File Number: 000-29359

                           NOTIFICATION OF LATE FILING


         (Check One): |X|Form 10-K | |Form 11-K | |Form 20-F | |Form 10-Q | |Form N-SAR

         For Period Ended:          December 31, 2001
                          ------------------------------------------------------

 | |Transition Report on Form 10-K           | |Transition Report on Form 10-Q
 | |Transition Report on Form 20-F           | | Transition Report on Form N-SAR
 | |Transition Report on Form 11-K

     For the Transition Period Ended:
                                     ------------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                      --------------------------

--------------------------------------------------------------------------------




                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant             GoAmerica, Inc.
                       ---------------------------------------------------------

Former name if applicable
                         -------------------------------------------------------

Address of principal executive office (Street and number)

                              433 Hackensack Avenue
--------------------------------------------------------------------------------

City, State and Zip Code      Hackensack, New Jersey 07601
                        --------------------------------------------------------


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


                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
|X| on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

         GoAmerica, Inc. (the "Company") is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2001 (the "Form 10-K") without unreasonable effort or expense because management of the Company is determining the appropriate financial disclosures required to be included in the Form 10-K. The Form 10-K is currently being prepared and will be filed no later than the fifteenth calendar day following the April 1, 2002 due date of the Form 10-K.



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


                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

                  Francis J. Elenio          (201)             996-1717
--------------------------------------------------------------------------------
                       (Name)             (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                   |X| Yes | | No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   |X| Yes | | No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                 GoAmerica, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    April 2, 2002                    By:/s/ Francis J. Elenio
         -------------                       ------------------------
                                             Name: Francis J. Elenio
                                             Title: Chief Financial Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities and Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.



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

                                    EXHIBIT A

                           PART IV. Other Information

     Following please find a narrative and quantitative explanation of the anticipated change in results of operations from the year ended December 31, 2001 as compared to the year ended December 31, 2000. As stated in Part III of this Form 12b-25, management is still in the process of determining appropriate financial disclosures. Therefore, the results set forth below may be modified and/or supplemented in the Form 10-K financial disclosures.

     The following table sets forth for the periods indicated certain financial data as a percentage of revenue:

                                                                      Percentage of Revenue
                                                                      ---------------------
                                                                           Years Ended
                                                                           December 31,
                                                                      ---------------------
                                                               2001             2000          1999
                                                              ------           ------        ------
Revenue:
     Subscriber......................................          72.6%            61.5%         40.4%
     Equipment.......................................          25.8             36.8          52.0
     Other...........................................           1.6              1.7           7.6
                                                               ----            -----          -----
         Total revenue...............................         100.0            100.0         100.0
Costs and expenses:
     Cost of subscriber revenue......................          57.9             51.9         148.3
     Cost of equipment revenue.......................          53.0             43.9          60.4
     Cost of network operations......................           8.4              4.5          13.7
     Sales and marketing.............................          63.2            258.1         120.2
     General and administrative......................         104.3            193.5         145.4
     Research and development........................          10.7              5.5          17.0
     Depreciation and amortization...................           7.7              7.2          10.1
      Amortization of intangibles....................          47.2             52.2            --
      Impairment of long-lived assets................          65.3                --           --
     Settlement costs................................             --               --         10.9
                                                              ------           ------        ------
         Total costs and expenses....................         417.7            616.8         526.0
                                                              -----            -----         ------
         Loss from operations........................         317.7            516.8         426.0
Interest income......................................           7.9             50.1           6.0
Income tax benefit...................................           1.5                --           --
                                                              -----            ------
         Net loss....................................         308.3%           466.7%        420.0%
                                                              -----            ------        ------
                                                              -----            ------        ------


     Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Subscriber revenue. Subscriber revenue increased to $28.3 million for the year ended December 31, 2001 from $8.5 million for the year ended December 31, 2000. The increase was primarily due to having a larger average subscriber base in the year ended December 31, 2001 than in the year ended December 31, 2000. Our subscriber base increased to 140,927 subscribers at December 31, 2001 from 47,632 subscribers at December 31, 2000. A significant portion of such new subscribers resulted from new enterprise customers. The sales cycle for enterprise customers is longer than that for individual customers, which has resulted in a decrease to our subscriber revenue growth rate. We expect the number of our subscribers will increase primarily as a result of our continued leveraging of strategic agreements. Our average monthly revenue per user, or ARPU decreased to $25.02 for the year ended December 31, 2001 from $26.59 for the year ended December 31, 2000. The decline in ARPU was due to an increase in the number of new subscribers from the sale of our Go.Web value added services, which generally have a lower monthly ARPU than our full-service offerings. During 2001, we began charging our subscribers a per kilobyte fee for roaming. Amounts billed to subscribers for roaming that have been recognized as revenue have been insignificant to date.

     Equipment revenue. Equipment revenue increased to $10.1 million for the year ended December 31, 2001 from $5.1 million for the year ended December 31, 2000. This increase was primarily due to an increase in the number of the mobile devices sold to an increased number of subscribers during the year ended December 31, 2001 compared to the year ended December 31, 2000.

     Other revenue. Other revenue increased to $618,000 for the year ended December 31, 2001 from $242,000 for the year ended December 31, 2000. This increase was primarily due to the November 2000 acquisition of Flash Creative Management, Inc., or Flash, resulting in additional revenues from consulting services. We have not otherwise pursued consulting projects and services, nor do we plan to in the future.

     Cost of subscriber revenue. Cost of subscriber revenue increased to $22.6 million for the year ended December 31, 2001 from $7.2 million for the year ended December 31, 2000. This increase was due to an increase in our subscriber base and the related increase in airtime usage, as well as higher than anticipated roaming costs incurred, during the year ended December 31, 2001, as compared to the year ended December 31, 2000. Roaming costs were $6.5 million for the year ended December 31, 2001. These costs were partially offset when we renegotiated certain contractual obligations resulting in a $1.9 million one-time reduction of accruals for certain subscriber-related costs recorded in prior periods. We expect roaming costs either to be recovered as we now bill our subscribers for these costs or reduced as a result of our new pricing plans. We expect the number of subscribers and related use of our services to increase, which will result in increased costs of subscriber airtime.

     Cost of equipment revenue. Cost of equipment revenue increased to $20.7 million for the year ended December 31, 2001 from $6.1 million for the year ended December 31, 2000. This increase primarily was due to an inventory related charge of equipment of approximately $8.1 million as well as an increase in the number of mobile devices sold during the year ended December 31, 2001 compared to the year ended December 31, 2000. The inventory related charge was recorded in order to reflect inventory at the lower of cost or market. The inventory related charge primarily relates to wireless modems supporting older PALM OS based models for which sales were lower than expected and a charge for a lower of cost to market adjustment related to other equipment which remained unsold.

     Cost of network operations. Cost of network operations increased to $3.3 million for the year ended December 31, 2001 from $623,000 for the year ended December 31, 2000. This increase was due to the opening of our Wireless Internet Connectivity Center in New York City during the fourth quarter 2000.

     Sales and marketing. Sales and marketing expenses decreased to $24.7 million for the year ended December 31, 2001 from $35.8 million for the year ended December 31, 2000. This decrease primarily was due to decreased advertising costs paid to third parties of approximately 14.5 million, partially offset by salaries and benefits for personnel performing sales and marketing activities. We expect sales and marketing expenses to decline further as we continue to leverage our distribution relationships to further our sales and marketing initiatives.

     General and administrative. General and administrative expenses increased to $40.7 million for the year ended December 31, 2001 from $26.9 million for the year ended December 31, 2000. This increase primarily was due to increased salaries and benefits for personnel performing business development and general corporate activities, increased facility costs, infrastructure buildout, which was incrementally increased as a result of the acquisitions of Hotpaper.com, Inc., or Hotpaper, and Flash and was partially offset by a decrease of approximately $9.3 million in stock-based compensation. We expect general and administrative expenses to decline as a percentage of revenue as we complete certain phases of our infrastructure buildout.

     Research and development. Research and development expense increased to $4.2 million for the year ended December 31, 2001 from $762,000 for the year ended December 31, 2000. This increase was primarily due to our continued development and enhancement of our proprietary Go.Web technology.

     Amortization of goodwill and other intangibles. Amortization of goodwill and other intangibles increased for the year ended December 31, 2001 to $18.4 million from $7.2 million for the year ended December 31, 2000. This was primarily attributable to a full year of amortization of goodwill and other intangibles arising from the acquisitions of Wynd Communications Corporation, or Wynd, Hotpaper and Flash.

     Impairment of long-lived assets. During the fourth quarter of 2001, we identified indicators of possible impairment of our long-lived assets, principally goodwill and other acquired intangible assets recorded upon the acquisitions of Wynd, Hotpaper and Flash. Such indicators included the continued deterioration in the business climate for wireless Internet service providers, significant declines in the market values of our competitors in the wireless Internet services industry, recent changes in our 2002 operating and cash flow forecasts, and changes in our strategic plans for certain of our acquired businesses. With the assistance of independent valuation experts, we performed asset impairment tests and determined the fair value of the impaired long-lived assets for the respective acquired entities. Fair value was determined primarily using the discounted cash flow method. A write-down of goodwill and intangible assets totaling $25.4 million was recorded during the fourth quarter of 2001, reflecting the amount by which the carrying amount of the assets exceed their respective fair values. The write-down consisted of $13.0 million for goodwill, $12.4 million for other acquired intangible assets. In addition, a write-down of property and equipment totaling $97,000 was recorded during the fourth quarter of 2001.

     Interest income, net. Interest income decreased to $3.1 million for the year ended December 31, 2001 from $6.9 million for the year ended December 31, 2000. This decrease was primarily due to the use of cash to fund our losses from operations and for infrastructure build out.